Exhibit 21.1

Subsidiaries of Slide Insurance Holdings, Inc.

Name of Subsidiary	State or Country of Incorporation or Organization
Slide Insurance Co.	Florida
Slide MGA, LLC	Florida
Slide Reinsurance Holdings, LLC	Florida
Clegg Insurance Advisers, LLC D/B/A Homefront	Florida
Stat Claims Co.	Florida
Trusted Mitigation Contractors, Inc.	Florida
SJIG Target LLC	Delaware
Slide Technologies, LLC	Florida
SIH Technologies, LLP	India
Pawtucket Insurance Company	Rhode Island